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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February, 2008

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852

 Month Filed                     Event and Summary                Exhibit No.
---------------   ---------------------------------------------   -----------
February, 2008    Financial  results of the Registrant for its       99.1
                  fourth quarter and fiscal year ended
                  December 31, 2007.

February, 2008    Financial results of Banco de Galicia y            99.2
                  Buenos Aires S.A.(the Registrant's principal
                  subsidiary) for its fourth quarter and fiscal
                  year ended December 31, 2007.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 GRUPO FINANCIERO GALICIA S.A.
                                                 (Registrant)


Date: February 21, 2008                          By:  /s/Antonio Garces
                                                      --------------------------
                                                 Name:   Antonio Garces
                                                 Title:  Chief Executive Officer